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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

333-134196-01
(COMMISSION FILE NUMBER OF ISSUING ENTITY)

SMHL Global Fund No. 9
(EXACT NAME OF ISSUING ENTITY AS SPECIFIED IN ITS CHARTER)

333-134196
(COMMISSION FILE NUMBER OF DEPOSITOR AND SPONSOR)

ME Portfolio Management Limited (ABN 79 005 964 134)
(EXACT NAME OF DEPOSITOR AND SPONSOR AS SPECIFIED IN ITS CHARTER)

LEVEL 16, 360 COLLINS STREET, MELBOURNE, 3000 AUSTRALIA (011) 613 9605 6000

(Address, including zip code, and telephone number, including area code, of principal executive offices)

SMHL GLOBAL FUND NO. 9 CLASS A1 NOTES DUE 2039

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 10

Pursuant to the requirements of the Securities Exchange Act of 1934, SMHL Global Fund No. 9 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SMHL GLOBAL FUND NO. 9
(by ME Portfolio Management Limited, as Depositor)
Date: July 17, 2007

By:  /s/ Nicholas Vamvakas
Name: Nicholas Vamvakas
Title: CFO

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